FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                5th July 2005


                               File no. 0-17630


                             CRH - Trading Statement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Statement


                          N E W S        R E L E A S E

                                                                   5th July 2005

                         CRH PLC INTERIM TRADING UPDATE

CRH plc, the international building materials group, is issuing this trading update for the half-year ending 30th June 2005. The Interim results for the six months ending 30th June 2005, prepared in accordance with International Financial Reporting Standards (IFRS), are due to be announced on Tuesday, 30th August 2005.

Overview

Our AGM statement issued on 4th May 2005 indicated that overall trading had been positive in the first four months with a strong start in our American operations partly offset by the effects of severe March weather in Northern Europe which hampered activity in a number of our operations. Through May and June our American operations have continued to perform strongly and, although our European operations have benefited from a return to normal seasonal weather patterns, the overall trading environment for these businesses remains subdued. Against this backdrop, CRH expects that profit before tax for the six months to 30th June 2005 will show a percentage increase in the high teens compared with 2004 (2004: EUR 319 million on an IFRS basis).

Europe Materials

While markets in Ireland remain very competitive, growth in residential construction and continuing recovery in commercial and industrial construction has resulted in good volume increases and our policy of phased price increases is yielding benefits. Our activities in Finland have recovered well from weather-related setbacks in March. Polish operations were most affected by the late winter weather and trading has also suffered by comparison with first half 2004 when demand was artificially accelerated ahead of the 1st May increase in VAT on construction products. In Switzerland, while cement operations enjoyed strong demand from the major Lotschberg tunnel project, demand for concrete products and aggregates was impacted by poor early weather. Our Spanish operations have enjoyed very busy first half trading conditions with improvements in both volumes and prices. Secil, the Portuguese cement, concrete products and aggregates producer, in which CRH acquired a 49% stake in June 2004, has had a positive start to the year.

With a strong incremental acquisition impact due to the first-time inclusion of CRH's share of Secil's results for January to May, first half operating profit from this Division is expected to show an improvement on the 2004 level.

Europe Products

The Products Division continues to experience generally subdued markets and trading over the early months was not helped by severe March weather.

In Concrete Products, our architectural operations (pavers, tiles and blocks) in the Benelux, Germany and the UK were impacted by weather and weak demand. Structural operations (floor & wall elements, beams, vaults and drainage products) were less severely affected, helped by modest improvements in Dutch housing activity and good underlying demand in Belgium and Denmark.

In Clay Products, first-half Ibstock brick volumes in the UK were below 2004 levels; however, further price improvements were achieved to offset the impact of sharp energy cost increases. Our Clay operations in Mainland Europe have benefited from better pricing and productivity.

Our Insulation activities have continued to suffer from volatility in energy-related input costs with results also affected by re-organisation of activities to better deal with the challenging trading environment. In Building Products, Daylight & Ventilation operations faced disappointing sales in Germany and the Netherlands. Despite flattish markets our Fencing & Security and Construction Accessories businesses have performed well to date.

Overall, with continuing tough trading conditions in our Insulation activities and generally subdued markets, operating profit in this Division is expected to be lower than in the first half of 2004.

Europe Distribution

Against the background of subdued Dutch retail demand our DIY business in the Benelux delivered good cost control and continued to benefit from the October 2003 Cementbouw acquisition. While poor weather in March affected trading in our Dutch builders merchanting operation, this business is benefiting from the first-time inclusion of results from NCD Builders Merchants which was acquired in December 2004. French merchanting activities were also adversely impacted by poor weather; however, our operations in Switzerland continued to improve.

Overall, first half operating profits in Europe Distribution are expected to be similar to 2004.

Americas Materials

First half activity in the Americas Materials Division has exceeded expectations. A good start to the year in the West and New York/New Jersey operations, combined with an improved performance in the New England and Central operations, has resulted in strong first half heritage advances in aggregates, asphalt and readymixed concrete volumes. Average first half sales prices have also shown good increases and we have entered the seasonally more important second half of the year with solid backlogs at prices well ahead of 2004 levels.

With higher volumes and prices the operating result for the first half of the year is expected to show a substantial improvement on the 2004 outcome.

Americas Products

Our Precast, Architectural Products and Glass businesses have each had a positive first half against a backdrop of sustained strong residential activity and an ongoing pick-up in non-residential investment. The Precast Group has seen good demand particularly across western and southern states with improved prices and overhead cost savings continuing to offset input cost increases. Architectural Products has seen good demand for construction, retail and hardscape products and further gains at its Glen-Gery brick operation, where better volumes and prices more than compensated for higher energy costs. The Glass Group has benefited from a strong first half sales advance combined with a shift in product mix towards higher value insulated and fabricated items. Despite higher input costs, our South American operations have performed ahead of expectations.

Overall, these activities are expected to deliver a strong first half profit advance.

Americas Distribution

The Distribution Group has performed particularly strongly through the traditionally quieter first half of the year continuing to build on the significant progress of recent years. Markets in Florida were buoyant reflecting very strong maintenance and repair work in the aftermath of the devastating hurricanes experienced during August and September 2004.

First half operating profits are expected to show a substantial profit advance.

Development

First half development expenditure amounted to approximately EUR 231 million of which 35% was in Europe and 65% in the Americas. While this is a lower pace of spend than in recent years, we continue to work on opportunities for acquisitions across all our operations and remain committed to completing transactions at prices that will contribute to long-term value creation for our shareholders.

Financial

The Group's cash flow and financial position remain very strong. Higher US short-term interest rates will result in an increase in the finance charge compared with first half 2004 (2004: EUR 64 million on an IFRS basis); EBITDA/net interest cover for the 12 months to end-June 2005 is expected to be approximately 12 times.

Outlook

In the US, the economy and overall construction market continue to be strong although, as always, activity levels vary by region. Economies in Europe are generally subdued, with little sign of any imminent acceleration in demand in the larger Eurozone economies. Overall, we are encouraged by results to date in achieving recovery of higher input costs and look to further progress in this regard in the months ahead.

Based on a continuation of the current US$/euro exchange rate, the translation impact on full year profit before tax compared with 2004 will be minimal.

We have had a good start to 2005. The recent sharp increase in the price of crude oil is of course unhelpful for world economies and will add to cost challenges in the months ahead. However, with our sustained focus on cost effectiveness and operational performance, we expect to make further progress in the more important second half of the year.

                                     -----

This Trading Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

                                     -----

CRH will host an analysts conference call at 8.00 a.m. BST on 5th July 2005 to discuss this Statement and the Development Strategy Update. The dial-in number is +44 20 7162 9919.

A recording of the conference call will be available from 10.00 a.m. BST on 5th July 2005 by dialling +44 20 7031 4064. The security code for the replay will be 662858.


Contact at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive
Myles Lee Finance Director
Maeve Carton Group Controller


  CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404
                            1000 FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 05 July 2005



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director